UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  MarketU Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    57061Y101
                                 (CUSIP Number)

                                 Khachik Toomian
              902 S. Glendale Avenue, Glendale, California CA91205
                       c/o Mike Garian Tel: (818) 543-3037
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 57061Y101

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      1.    Names of Reporting Persons
                  Khachik Toomian

            I.R.S. Identification Nos. of Above Persons
                  Not Available

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      2.    Check the Appropriate Box if a Member of a Group
            (a)   [ X ]

            (b)   [   ]

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      3.    SEC Use Only


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      4.    Source of Funds (See Instructions)
                  PF

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      5.    Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e)
                  [   ]

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      6.    Citizenship or Place of Organization
                  U.S.A.

      -------------------------------------------------------------------------
            Number of Shares   7. Sole Voting Power
            Beneficially             4,000,000 common shares
            Owned by Each      -----------------------------------------
            Reporting Person   8.    Shared Voting Power
            With:                       0
                               -----------------------------------------
                               9. Sole Dispositive Power
                                   4,000,000 common shares
                               -----------------------------------------
                               10. Shared Dispositive Power
                                        0
                               -----------------------------------------

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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,000,000 common shares

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      12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares
                  [    ]

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      13.   Percent of Class Represented by Amount in Row 11
                  48.4%

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      14.   Type of Reporting Person
                  IN
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Item 1. Security and Issuer

This  Amendment  No. 1 to Schedule  13D should be read in  conjunction  with the
Schedule 13D dated October 17, 2000 ("Schedule 13D") (collectively, "Amendment No. 1") as filed with the Securities and Exchange Commission by Khachik Toomian. This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below.

This statement relates to the common stock of MarketU Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 33613 2nd Avenue, Mission, British Columbia, Canada V2V 6T8.

Item 3. Source and Amount of Funds or Other Consideration

On October 19, 2000, Khachik Toomian purchased 2,000,000 Units of the Company, at a price of US$0.15 per Unit, each Unit comprising of one Common share and one-half of a two-year non-transferable share purchase warrant. Two-1/2 warrants (one whole Warrant) will entitle the holder to purchase one additional Common share in the capital stock of the Company at a price of US$0.25 per share if exercised during the first year and US$0.30 per share if exercised during the second year. The purchase price of US$300,000 for the stock were paid for with personal cash.

Item 4. Purpose of Transaction

The securities of the Company were acquired by Khachik Toomian for investment purposes and to provide working capital to the Company.

Item 5. Interest in Securities of the Issuer

(a) Khachik Toomian beneficially owns 4,000,000 shares of common stock of the Company, which represents 48.4% of the outstanding shares of common stock of the Company, or 31.4% of the outstanding Common and Preferred Stock of the Company.

(b) Khachik Toomian has the sole power to vote and dispose of the 4,000,000 shares of common stock.

(c)   See Item 3 of this Schedule.

(d)   Not applicable.

(e)   Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2000


/s/   Khachik Toomian
Signature of Khachik Toomian

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).